
AB
3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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| SEC FILE NUMBER |
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| 8-46451 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

KH 3/8

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__
                                           MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Advisers, LLC

| | OFFICIAL USE ONLY |
| --- | --- |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way

(No. and Street)

| Windsor | CT | 06095 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Hultgren                       (860) 580-1798

                                                      (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

| 200 Clarendon Street | Boston | MA | 02116 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

11017649

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, Kristin Hultgren _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Advisers, LLC _____ , as of December 31 _____ , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Chief Financial Officer
_____
Title

_____
Notary Public        Commission Exp. Oct. 31 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# ING Financial Advisers, LLC
## (A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
### Financial Statements and Supplemental Information
### Year ended December 31, 2010

## Contents



**Ernst & Young LLP**
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

## Report of Independent Registered Public Accounting Firm

The Member
ING Financial Advisers, LLC

We have audited the accompanying statement of financial condition of ING Financial Advisers, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Financial Advisers, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ernst & Young LLP*

February 23, 2011

# ING Financial Advisers, LLC
## (A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
### Statement of Financial Condition
### December 31, 2010

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 65,800,861 |
| Other receivables | | 555,788 |
| Receivable from affiliates | | 14,251,412 |
| Prepaid expenses | | 882,855 |
| Other assets | | 45,000 |
| Total assets | $ | 81,535,916 |
| | | |
| **Liabilities and member's equity** | | |
| Liabilities: | | |
| Payable to affiliates | $ | 4,518,574 |
| Accrued expenses and other liabilities | | 193,976 |
| Total liabilities | | 4,712,550 |
| Member's equity | | 76,823,366 |
| Total liabilities and member's equity | $ | 81,535,916 |

*The accompanying notes are an integral part of these financial statements.*

# ING Financial Advisers, LLC
## (A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
## Statement of Income
## Year ended December 31, 2010

| | | |
|---|---|---:|
| Revenues: | | |
| Commissions | $ | 196,663,710 |
| Fee income | | 126,740,341 |
| Total revenues | | 323,404,051 |
| | | |
| Expenses: | | |
| Commissions | | 200,146,425 |
| Operating expenses | | 74,503,833 |
| Licenses and fees | | 210,462 |
| Total expenses | | 274,860,720 |
| | | |
| Net income | $ | 48,543,331 |

*The accompanying notes are an integral part of these financial statements.*

# ING Financial Advisers, LLC
## (A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
## Statement of Changes in Member's Equity
## Year ended December 31, 2010

|  | Member's Equity |
|---|---|
| Balance at January 1, 2010 | $ 88,280,035 |
| Net income | 48,543,331 |
| Dividend paid to member | (60,000,000) |
| Balance at December 31, 2010 | $ 76,823,366 |

*The accompanying notes are an integral part of these financial statements.*

# ING Financial Advisers, LLC
## (A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
### Statement of Cash Flows
### Year ended December 31, 2010

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 48,543,331 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Net change in amounts due to/from affiliates | | (1,473,547) |
| Decrease in other receivables | | 141,676 |
| Increase in prepaid expenses | | (744,974) |
| Net change in accrued expenses and other liabilities and other assets | | 1,056,125 |
| Net cash provided by operating activities | | 47,522,611 |
| | | |
| **Cash flows from financing activities** | | |
| Dividend paid to member | | (60,000,000) |
| Net cash used in financing activities | | (60,000,000) |
| | | |
| Net decrease in cash | | (12,477,389) |
| Cash at January 1, 2010 | | 78,278,250 |
| Cash at December 31, 2010 | $ | 65,800,861 |

*The accompanying notes are an integral part of these financial statements.*

## 1.     Nature of Business and Ownership

ING Financial Advisers, LLC (the Company) is a single member limited liability company of which ING Life Insurance and Annuity Company (ILIAC) is the sole member. ILIAC is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (Lion), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker/dealer and as an investment advisor. It is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the appropriate state securities authorities as a broker/dealer. The principal operation of the Company is acting as a principal underwriter for ILIAC's manufactured products, in addition to retail variable annuities, mutual funds and brokerage accounts through its registered representatives. The Company also markets investment advisory services through its investment advisory representatives.

## 2.     Summary of Significant Accounting Policies

*Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

*Cash*

Cash represents cash on deposit.

*Revenue and Expense Recognition*

Commission revenues, which reflect gross commissions on products sold and fee income, are recorded when earned. Commission expenses, which reflect compensation to agents/brokers for products sold, operating expenses and licenses and fees, are recorded when incurred.

*Subsequent Events*

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

## 3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's incomes, gains, losses, deductions and credits are includable in the federal income tax return of the member, whether or not an actual cash distribution is made to such member during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2010. Certain items will be deducted at the Parent in different periods for tax purposes from those used for financial reporting purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2009 through 2010 as a part of the IRS Compliance Assurance Process (CAP) program. Tax years 2004 through 2008 were settled with the IRS in Q3 2010. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

## 4. Related Party Transactions

The Company received commissions and fee income of $302,153,733 from ILIAC and its affiliates primarily for sales of fixed and variable annuities, and other manufactured products.

Substantially all of the administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Receivables and payables with ILIAC and its affiliates are settled in cash on a regular basis.

## 5. Dividends

On October 29, 2010 the Company paid a $60,000,000 dividend to ILIAC.

## 6. Employee Benefit Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2010 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statement of income were $951,716 for the year ended December 31, 2010.

## 7. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company. It is the practice of the Company and its affiliates to cooperate fully in such matters.

## 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2010, the Company had net capital of $61,263,264 which was $60,949,094 in excess of its required net capital of $314,170. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.08 to 1.

9.    **Subsequent Event**

On January 1, 2011 the Company transferred a group of registered representatives, and their related customer accounts to another indirect wholly-owned subsidiary and broker-dealer of ING, ING Financial Partners, Inc. (IFP). Effective January 1, 2011, the Company will operate exclusively as a wholesale broker-dealer. The Company received $5,040,584 from IFP which represents the intangible value of the group of representatives, and their related customer accounts.

Supplemental Information

# ING Financial Advisers, LLC
## (A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
## Computation of Net Capital Under SEC Rule 15c3-1
### December 31, 2010                          Schedule I

| | | |
|---|---:|---:|
| **Net capital** | | |
| Total member's equity | | $ 76,823,366 |
| | | |
| Non-allowable assets and deductions and charges: | | |
| Non-allowable assets: | 15,350,669 | |
| Other deductions: | 209,433 | |
| Total non-allowable assets and deductions and charges | | $ 15,560,102 |
| | | |
| **Net capital** | | $ 61,263,264 |
| | | |
| **Aggregate indebtedness** | | $ 4,712,550 |
| | | |
| **Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)** | | $ 314,170 |
| **Excess net capital** | | $ 60,949,094 |
| **Ratio of aggregate indebtedness to net capital** | | .08 to 1 |

*There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2010 filed on January 26, 2011.*

**ING Financial Advisers, LLC**
**(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)**
**Statement Pursuant to SEC Rule 17a-5(d)(3)**
**Computation for Determination of Reserve Requirements**
**December 31, 2010**                                                **Schedule II**

**Exemptive Provision**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) of that Rule.

**ING Financial Advisers, LLC**
**(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)**
**Statement Pursuant to SEC Rule 17a-5(d)(3)**
**Information Relating to Possession or Control of Securities**
<u>**December 31, 2010**</u>           **Schedule III**

**Exemptive Provision**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(ii) of that Rule.


**Ernst & Young LLP**
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

## Supplementary Report of Independent Registered Public Accounting Firm

## on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
ING Financial Advisers, LLC

In planning and performing our audit of the financial statements of ING Financial Advisers, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

 

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 23, 2011



**≡!! ERNST & YOUNG**

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

## Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ING Financial Advisors, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Financial Advisors, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Financial Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. ING Financial Advisors, LLC's management is responsible for ING Financial Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of checks, noting no findings.

2. Compared the sum of amounts reported on the four quarterly Forms X-17A-5 filed during the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010, noting no findings.

3. Compared any adjustments reported in Form SIPC-7 with detailed revenue schedule by revenue type, noting no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



**Ernst & Young LLP**
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 23, 2011

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended _December 31_, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
046451   FINRA   DEC
ING FINANCIAL ADVISERS LLC       12*12
ATTN: MICHELLE ROSENBERG
1 ORANGE WAY # C1S
WINDSOR CT 06095-4773
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_Kristin Hultgren, 860-580-1798_

2. A. General Assessment (item 2e from page 2)  $ _23,903_

   B. Less payment made with SIPC-6 filed (exclude interest)  ( _12,987_ )
      _July 22, 2010_
      Date Paid

   C. Less prior overpayment applied  ( _____ )

   D. Assessment balance due or (overpayment)  _10,916_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum  _____

   F. Total assessment balance and interest due (or overpayment carried forward)  $ _10,916_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)  $ _10,916_

   H. Overpayment carried forward  $( _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_ING Financial Advisers, LLC_
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

_CFO_
(Title)

Dated the _23_ day of _February_, 20_10_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

---

**SIPC REVIEWER**

Dates: _____  _____  _____
          Postmarked      Received       Reviewed

Calculations _____    Documentation _____    Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

$ _323,404,051_

**Item No.**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.                    313,842,769

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

   _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13.
         Code 4075 plus line 2b(4) above) but not in excess
         of total interest and dividend income.                $_____

      (ii) 40% of margin interest earned on customers securities
         accounts (40% of FOCUS line 5. Code 3960).            $_____

         Enter the greater of line (i) or (ii)                 313,842,769

         Total deductions                                   $ _9,561,282_

2d. SIPC Net Operating Revenues                              $ __23,903_

2e. General Assessment @ .0025                               (to page 1. line 2.A.)

2



FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

ING Financial Advisers, LLC
(A wholly-owned subsidiary of ING Life Insurance and Annuity Company)
*Year ended December 31, 2010*
*with Report and Supplementary Report of*
  *Independent Registered Public Accounting Firm*

Ernst & Young LLP



ERNST & YOUNG

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**
Ernst & Young is a global leader in assurance,
tax, transaction and advisory services.
Worldwide, our 144,000 people are united by
our shared values and an unwavering commitment to
quality. We make a difference by helping our people, our
clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization
of member firms of Ernst & Young Global Limited,
each of which is a separate legal entity.
Ernst & Young Global Limited, a UK company
limited by guarantee, does not provide services
to clients. This Report has been prepared by
Ernst & Young LLP, a client serving member firm
located in the United States.

